JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

Direct Number: (216) 586-7302

jpdougherty@JonesDay.com

February 1, 2013

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Pamela Long

Assistant Director,

Division of Corporation Finance

Re:	PolyOne Corporation

Pre-effective Amendment 1 to Registration Statement on Form S-4

Filed January 18, 2013

File No. 333-185533

Ladies and Gentlemen:

On behalf of PolyOne Corporation (“PolyOne”), this letter and the filing amendments referred to below respond to comments of the Staff of the Securities and Exchange Commission (the “Staff”) with respect to the filing listed above that were contained in your letter dated January 31, 2013.

For the convenience of the Staff, each comment is repeated in bold before the response. The page numbers or item numbers in the responses refer to pages or items of PolyOne’s amended filing of the Registration Statement on Form S-4 (the “Registration Statement”). Note that all defined terms used in this letter have the same meaning as in the Registration Statement. References to Rules in this letter are to the Rules and Regulations under the Securities Exchange Act of 1934, as amended.

Material United States Federal Income Tax Consequences (beginning on page [    ], page 14; Material United States Federal Income Tax Consequences, page 87

1.	We considered the response to comment 5 in our January 10, 2013 and are unable to concur because the opinion may not assume the tax consequence at issue or any legal conclusion underlying the opinion. As requested previously, revise the “is intended,” “intend,” and “assuming that” language to remove any uncertainty about the transaction’s tax treatment to stockholders. For guidance you may wish to refer to Section III.C.3 of our Staff Legal Bulletin No. 19 (CF) or SLB 19 which is available on the Commission’s website.

ALKHOBAR  •  ATLANTA  •  BEIJING  •  BOSTON   •  BRUSSELS  •  CHICAGO  •  CLEVELAND  •  COLUMBUS  •  DALLAS  •  DUBAI

FRANKFURT  •  HONG KONG  •  HOUSTON  •  IRVINE  •  JEDDAH  •  LONDON  •  LOS ANGELES  •  MADRID  •  MEXICO CITY

MILAN   •  MOSCOW  •  MUNICH  •  NEW DELHI  •  NEW YORK  •  PARIS  •  PITTSBURGH  •  RIYADH  •  SAN DIEGO

SAN FRANCISCO  •  SÃO PAULO  •  SHANGHAI  •  SILICON VALLEY  •  SINGAPORE  •  SYDNEY  •  TAIPEI  •  TOKYO  •  WASHINGTON

JONES DAY

Securities and Exchange Commission

February 1, 2013

PolyOne has revised the Registration Statement on pages 13 and 87-89 in response to the Staff’s comment.

2.	We considered the response to comment 6 in our January 10, 2013 letter and are unable to concur because the word “generally” may imply that stockholders cannot rely on the disclosure. As requested previously, delete the word “generally” on page 14, in the first and sixth paragraphs on page 87, and in the last two paragraphs on page 88. For guidance you may wish to refer to Section III.C.1-3 of SLB 19.

PolyOne has revised the Registration Statement on pages 13 and 87-89 in response to the Staff’s comment.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 22

3.	We have read your response and revision to comment 7 in our letter dated January 10, 2013. It is not clear why you have presented Spartech historical and pro forma equivalent data as of and for the nine months ended August 4, 2012 and for the year ended October 29, 2011. Please revise your filing to disclose the foregoing data as of November 3, 2012, which is the date presented in the selected financial data section on page 20. Refer to Item 3(f) of the Form S-4.

PolyOne has revised the Registration Statement on page 22 in response to the Staff’s comment.

4.	Please tell us how you have calculated nil cash dividends declared per common share for the Spartech pro forma equivalent. It would appear that the combined unaudited pro forma cash dividends declared per common share would be multiplied by the exchange ratio of 0.3167.

PolyOne has revised the Registration Statement on page 22 in response to the Staff’s comment.

Spartech’s Reasons for the Merger, page 54

5.	We note that you did not identify numerous changes made in this subsection in the marked or redlined version of the document. Ensure that you identify all changes made in the marked or redlined version of any subsequent amendment to the registration statement.

PolyOne notes the Staff’s comment and will identify under separate cover all changes made in the “Spartech’s Reasons for the Merger” section of the Registration Statement.

JONES DAY

Securities and Exchange Commission

February 1, 2013

Financial Projections, page 69

6.	With a view toward disclosure, tell us why the Spartech data presented in the table on page 71 for net sales in 2013 and for EBITDA in 2014, 2015, and 2016 differ from the Spartech data presented in the table on page 3 of the appendix materials provided in response to comment 14 in our January 10, 2013.

PolyOne has revised the Registration Statement on page 71 in response to the Staff’s comment.

Note 3. Estimated Purchase Price Allocation, page 118

7.	We have read your response and revision to comment 18 in our letter dated January 10, 2013. You have disclosed that the purchase price allocation excludes any assessment for probable loss contingencies such as legal, tax, and environmental contingencies because PolyOne does not currently have sufficient information to estimate fair value and that once sufficient information is available and final valuations are performed, the purchase price allocation may differ materially from your estimates. Please explain why this is so, i.e., why you do not have sufficient information, and discuss the additional procedures that you will perform to obtain this information and the related timing.

At this time, PolyOne does not have sufficient information as to the details of Spartech’s legal proceedings, environmental and tax matters or other such information to estimate fair value. The valuation effort requires intimate knowledge of complex legal and environmental matters and associated defense strategies or remediation options, and related costs, as it relates to environmental reserves. Therefore, no adjustment has been recorded to modify the current book value. Subsequent to the close of the merger, PolyOne will meet with Spartech management and their technical consultants/advisors to gain an understanding of their current loss reserves, review the underlying data used to develop these reserves and determine the estimated fair value of these reserves. PolyOne expects this work to be completed during 2013.

Exhibit 8.1

8.

Counsel must consent to the filing of the opinion as an exhibit to the registration statement and to being named under the headings “Material U.S. Federal Income Tax Consequences of the Merger” and “Legal Matters” in the registration

JONES DAY

Securities and Exchange Commission

February 1, 2013

statement. Please revise. For guidance you may wish to refer to Section IV of SLB 19.

Jones Day has revised Exhibit 8.1 in response to the Staff’s comment.

Exhibits 8.1 and 8.2

9.	Language in the last paragraph of each opinion that states that the tax opinion is “solely” for the benefit of the board or company is unacceptable because investors are entitled to rely on the opinion expressed. Please delete the word “solely.” For guidance you may wish to refer to Section III.D.1 of SLB 19.

Jones Day and K&L Gates LLP have revised Exhibits 8.1 and 8.2 in response to the Staff’s comment.

10.	Language in the last paragraph of each opinion that states that the tax opinion “may not be relied upon by any other person in any manner or for any purpose” is unacceptable because investors are entitled to rely on the opinion expressed. Please revise. For guidance you may wish to rely to Section III.D.1 of SLB 19.

Jones Day and K&L Gates LLP have revised Exhibits 8.1 and 8.2 in response to the Staff’s comment.

Closing

If you have any questions or comments, please do not hesitate to contact me at (216) 586-7302 with respect to the Registration Statement.

Very truly yours,

/s/ James P. Dougherty

James P. Dougherty

cc:	Craig Slivka, United States Securities and Exchange Commission

Lisa Kunkle, PolyOne Corporation